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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Big Sky Energy Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
0 89 544100
(CUSIP Number)
November 15, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	089544100

1	NAMES OF REPORTING PERSONS Avobone NV

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Netherlands Antilles

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000,000 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		10,000,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	089544100

1	NAMES OF REPORTING PERSONS Cees J. de Bruin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,000,000 (See Item 4)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		10,000,000 (See Item 4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	10,000,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a)	Name of Issuer:
Big Sky Energy Corporation (the “Company”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
311, 840 — 6th Avenue SW
Calgary, Alberta
Canada T2P 3E5

Item 2(a)	Name of Persons Filing:
Avobone NV
Cees J. de Bruin
Avobone NV is controlled, through direct ownership and through indirect control, by Cees J. de Bruin. Avobone NV and Mr. de Bruin may be considered to share the power to vote or direct the vote of, and the power to dispose or direct the disposition of, the Shares owned of record by Avobone NV. This statement on Schedule 13G shall not be construed as an admission that any of the Reporting Persons (other than Avobone NV) is the beneficial owner of the securities covered by this statement.

Item 2(b)	Address of Principal Business Office:
For each Reporting Person:
9, Place du Bourg de Four
1204 Geneva
Switzerland

Item 2(c)	Citizenship:
See row 4 of each Reporting Persons’ respective cover page

Item 2(d)	Title of Class of Securities:
Common Stock of the Company (the “Common Stock”)

Item 2(e)	CUSIP Number:
089544100

Item 3	Not applicable.

Item 4	Ownership:
(a)	Amount beneficially owned:
See Item 9 of each Reporting Persons’ respective cover page.
(b)	Percent of class:
See Item 11 of each Reporting Persons’ respective cover page.
(c)	Number of shares for which each Reporting Person has sole or shared power to vote or to direct the vote or sole or shared power to dispose or direct disposition:
See Items 5-8 of each Reporting Persons’ respective cover page.

Item 5	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company:
Not applicable.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of a Group:
Not applicable.

Item 10	Certification:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 23, 2007

AVOBONE NV

By:	Avobone SA, Managing Director

By:	/s/ Pieter van Dongen

Pieter van Dongen, Managing Director

/s/ Cees J. de Bruin

Cees J. de Bruin

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13-d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them the statement on Schedule 13G to which this agreement is attached as an exhibit.
The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.
IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on November 23, 2007.

AVOBONE NV

By:	Avobone SA, Managing Director

By:	/s/ Pieter van Dongen

Pieter van Dongen, Managing Director

/s/ Cees J. de Bruin

Cees J. de Bruin